                                                            Page 1 of 9 Pages
                                 United States
                       Securities and Exchange Commission
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. __________) *


                             PlanVista Corporation
                             ---------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                   72701P105
                                   ---------
                                 (CUSIP Number)

                   John D. Race, DePrince, Race & Zollo, Inc.
                         201 S. Orange Ave., Suite 850
                               Orlando, FL  32801
                                  407-420-9903
                                  ------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices &
                                Communications)

                                  July 2, 2001
            (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule G to report the acquisition which is the subject of this Section 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons' initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                                 Schedule 13D
CUSIP No. 72701P105                                          Page 2 of 9 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DePrince, Race & Zollo, Inc.    59-3299598
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          OO - Funds of Investment Advisory Clients
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(C) OR 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Incorporated in the State of Florida
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,697,600
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,697,600
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,697,600
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (see instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.00%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IA
------------------------------------------------------------------------------

CUSIP No. 72701P105                                            Page 3 of 9 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Gregory M. DePrince
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
             OO, PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(C) OR 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
             USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             31,300
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,697,600
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          31,300
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,697,600
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,728,900
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.22%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                                               Page 4 of 9 Pages
CUSIP NO. 72701P105

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John D. Race
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
           OO, PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(c) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
           USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                               167,700
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                  5,697,600
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                               167,700
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               5,697,600
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

           5,865,300
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           41.19%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           IN
------------------------------------------------------------------------------

                                                               Page 5 of 9 Pages

CUSIP NO. 72701P105

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Victor A. Zollo, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          OO, PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(c) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                 66,580
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    5,697,600
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                 66,580
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 5,697,600
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

           5,764,180
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.48%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           IN
------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.   Security and Issuer

          (a)  Name of Issuer:

               PlanVista Corporation

          (b)  Address of Issuer's Principal Executive Offices:

               3501 Frontage Road

               Tampa, FL  33607

          (c)  Title and Class of Securities:

               Common Stock

Item 2.   Identity and Background

          (a)  Name:

               DePrince, Race & Zollo, Inc. ("DRZ")

               Gregory M. DePrince

               John D. Race

               Victor A. Zollo, Jr.

          (b)  Business Address:

               201 South Orange Ave., Suite 850

               Orlando, FL  32801

          (c)  Present Principal Employment:

               DRZ:                   Registered Investment adviser

               Gregory M. DePrince:   Executive Vice President of DRZ

               John D. Race:          Executive Vice President of DRZ

               Victor A. Zollo, Jr.:  President of DRZ

               201 South Orange Ave.

               Suite 850

               Orlando, FL  32801

          (d)  Record of Convictions:

               During the last five years, Filing Persons were not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

          (e)  Record of Civil Proceedings:

               During the last five years, Filing Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship:

               DRZ is a Florida corporation. Gregory M. DePrince, John D. Race, and Victor A. Zollo, Jr. are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

          Gregory M. DePrince ,Victor A. Zollo, Jr. and John D. Race all own shares of the Issuer in their individual capacity. DRZ directed the purchase of 5,677,600 shares of the Issuer for its investment advisory clients for an aggregate purchase price of $49,003,482. All of the shares were paid for by cash assets in the respective clients' accounts. Of these shares, 553,500 shares with an aggregate purchase price of $3,797,712 are restricted. In addition, DRZ directed the purchase of 20,000 shares of the Issuer for it Employee Profit Sharing Plan for an aggregate purchase price of $62,900.

Item 4.   Purpose of Transaction.

          The securities referred to herein were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect. Filing Persons reserve the right to discuss management and other proposals with other persons

          The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer. Although one or more of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than is necessary. Effective October 10, 2000 John D. Race is a member of the Board of Directors of Issuer.

Item 5.   Interest in Securities of the Issuer

          (a) Amount and percentage beneficially owned:

              DRZ:                     5,697,600  40.00*

              Gregory M. DePrince:     5,728,900  40.22*

              John D. Race:            5,865,300  41.19*

              Victor A. Zollo, Jr.:    5,764,180  40.48*

              * Disclaims beneficial ownership of these shares

          (b) Number of shares as to which such person has:

              (i)  sole power to vote or direct the vote:
              DRZ:                       none
              Gregory M. DePrince:      31,300
              John D. Race:            167,700
              Victor A. Zollo, Jr.:     66,580

               (ii)  shared power to vote or direct the vote:

               DRZ:                     5,697,600
               Gregory M. DePrince:     5,697,600
               John D. Race:            5,697,600
               Victor A. Zollo, Jr.:    5,697,600
               (iii)  sole power to dispose or to direct the disposition:
               DRZ:                     none
               Gregory M. DePrince:     31,300
               John D. Race:            167,700
               Victor A. Zollo, Jr.:    66,580
               (iv)  shared power to dispose or direct the disposition:
               DRZ:                     5,697,600
               Gregory M. DePrince:     5,697,600
               John D. Race:            5,697,600
               Victor A. Zollo, Jr.:    5,697,600

          Reporting Persons may be deemed to share power to vote and dispose of shares referred to herein as a result of control relationships (Gregory M. DePrince, John D. Race and Victor A. Zollo, Jr. with respect to all of the DRZ shares) and pursuant to investment advisory relationships with advisory clients. The shares reported above for sole power are attributable to investments by Gregory M. DePrince, John D. Race and Victor A. Zollo, Jr. on their own behalf. Reporting Persons disclaim beneficial ownership of the shares for which they share power.

          (c) A schedule of transactions effected in the last sixty days is attached hereto.

          (d)  Ownership of More than Five Percent on Behalf of Another Person:

          The investment advisory clients and Employee Benefit Plan have the right to receive the dividends from, or the proceeds from the sale of the securities in their respective accounts. To the best of Reporting Person's knowledge, other than the shares reported herein, no person has such interest relating to more than 5% of the outstanding class of securities.

          (e)  Ownership of Less than Five Percent:

               Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          By virtue of their investment advisory agreements with their clients, DRZ have been given the discretion to dispose or direct the disposition of the securities in the advisory accounts. All such agreements are, however, revocable. All the advisory agreements are pursuant to a standard form.

Item 7.   Material to be Filed as Exhibits

          Exhibit A - 60 days of trading.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: July 11, 2001

                               DePrince Race & Zollo, Inc.


                               By: /s/ John D. Race
                                  -------------------------------------------
                                  John D. Race, Executive Vice President


                               Gregory M. DePrince, Individually


                               By: /s/ Gregory M. DePrince
                                  -------------------------------------------
                                  Gregory M. DePrince


                               John D. Race, Individually


                               By: /s/ John D. Race
                                  -------------------------------------------
                                  John D. Race


                               Victor A. Zollo, Jr., Individually


                               By: /s/ Victor A. Zollo, Jr.
                                  -------------------------------------------
                                  Victor A. Zollo, Jr.

                                                                       EXHIBIT A

Exhibit A - 60 day transaction summary

DEPRINCE, RACE & ZOLLO, INC. TRANSACTION MADE AS INVESTMENT ADVISOR ON BEHALF OF CLIENTS

From 5/11/01 To 7/10/01

Tran                                                                                Trade                       Trade
Code              Security                                                          Date           Quantity     Amount
----              -------------------------                                         --------       -----------   -----------
purchase          PLANVISTA CORP (Formerly Healthplan Services)                        5/11/2001        20,000       159,076
purchase          PLANVISTA CORP (Formerly Healthplan Services)                        5/14/2001        15,000       120,871
purchase          PLANVISTA CORP (Formerly Healthplan Services)                        5/15/2001         5,000        40,500
purchase          PLANVISTA CORP (Formerly Healthplan Services)                        5/16/2001        15,000       121,635
purchase          PLANVISTA CORP (Formerly Healthplan Services)                        5/17/2001         7,000        56,420
purchase          PLANVISTA CORP (Formerly Healthplan Services)                        5/18/2001        16,000       127,930
purchase          PLANVISTA CORP (Formerly Healthplan Services)                        5/21/2001        15,000       120,724
purchase          PLANVISTA CORP (Formerly Healthplan Services)                        5/22/2001        18,500       147,385
purchase          PLANVISTA CORP (Formerly Healthplan Services)                        5/23/2001         9,500        75,700
purchase          PLANVISTA CORP (Formerly Healthplan Services)                        5/24/2001         7,000        55,720
purchase          PLANVISTA CORP (Formerly Healthplan Services)                        5/25/2001        13,000       103,395
purchase          PLANVISTA CORP (Formerly Healthplan Services)                        5/29/2001         4,000        32,272
purchase          PLANVISTA CORP (Formerly Healthplan Services)                        5/30/2001         3,000        24,320
purchase          PLANVISTA CORP (Formerly Healthplan Services)                        5/31/2001        10,000        81,798
purchase          PLANVISTA CORP (Formerly Healthplan Services)                         6/1/2001         6,500        53,540
purchase          PLANVISTA CORP (Formerly Healthplan Services)                         6/4/2001         5,000        40,635
purchase          PLANVISTA CORP (Formerly Healthplan Services)                         6/5/2001         9,000        73,356
purchase          PLANVISTA CORP (Formerly Healthplan Services)                         6/6/2001         5,000        41,050
purchase          PLANVISTA CORP (Formerly Healthplan Services)                         6/7/2001         2,500        20,771
purchase          PLANVISTA CORP (Formerly Healthplan Services)                         6/8/2001         5,000        41,450
purchase          PLANVISTA CORP (Formerly Healthplan Services)                        6/11/2001         5,000        41,550
purchase          PLANVISTA CORP (Formerly Healthplan Services)                        6/13/2001         2,000        16,800
purchase          PLANVISTA CORP (Formerly Healthplan Services)                        6/14/2001        50,000       415,312
purchase          PLANVISTA CORP (Formerly Healthplan Services)                        6/15/2001        70,000       579,987
purchase          PLANVISTA CORP (Formerly Healthplan Services)                        6/21/2001        10,000        80,700
purchase          PLANVISTA CORP (Formerly Healthplan Services)                         7/2/2001       480,000     3,297,600
purchase          PLANVISTA CORP (Formerly Healthplan Services)                         7/9/2001        73,500       500,112
purchase          PLANVISTA CORP (Formerly Healthplan Services)                         7/9/2001        15,000       113,250